UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Abbott Laboratories

(Exact Name of Registrant as Specified in Charter)

Illinois	1-2189	36-0698440
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification Number)

100 Abbott Park Road, Abbott Park, IL (Address of Principal Executive Offices)		60064-6400 (Zip Code)

Hubert Allen      (224) 667-6100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Abbott Laboratories (Abbott) is filing a Conflict Minerals Report as an exhibit to this specialized disclosure report and is providing that report on Abbott’s publicly available Internet website at http://www.abbott.com/policies/conflict-minerals.html.

Abbott’s determination and related disclosures relating to materials that may come from recycled and scrap sources are included in our Conflict Minerals Report and are incorporated by reference herein.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as an exhibit to this Form SD.

Section 2 — Exhibits

Item 2.01 Exhibits

The following exhibit is filed as a part of this report.

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Abbott Laboratories
(Registrant)

/s/ Philip P. Boudreau	May 30, 2024
By (Signature and Title)	(Date)

Philip P. Boudreau Senior Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit 1.01	Conflict Minerals Report for the Year Ended December 31, 2023